Exhibit 2.3

Voting Agreement

This Voting Agreement (this “Agreement”), dated as of January 3, 2019, is entered into by and between the undersigned member (“Unit Holder”) of Salarius Pharmaceuticals, LLC, a Delaware limited liability company (the “Company”), Flex Pharma, Inc., a Delaware corporation (“Parent”), and solely with respect to Section 3(b)(ii) and Section 3(c), Company. Parent and the Unit Holder are each sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS, concurrently with or following the execution of this Agreement, the Company, Parent, and Falcon Acquisition Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Merger Sub”), have entered, or will enter, into an Agreement and Plan of Merger and Reorganization (as the same may be amended from time to time, the “Merger Agreement”), providing for, among other things, the merger (the “Merger”) of Merger Sub and the Company pursuant to the terms and conditions of the Merger Agreement;

WHEREAS, concurrently with or following the execution of this Agreement, Unit Holder has entered into or will enter into a Lock-Up Agreement in connection with the Merger (the “Lock-Up Agreement”);

WHEREAS, in order to induce Parent to enter into the Merger Agreement, Unit Holder is willing to make certain representations, warranties, covenants, and agreements as set forth in this Agreement with respect to the limited liability company interests of the Company (“Company Interests”) Beneficially Owned by Unit Holder and set forth below Unit Holder’s signature on the signature page hereto (the “Original Interests” and, together with any additional Company Interests pursuant to Section 6 hereof, the “Interests”); and

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has required that Unit Holder, and Unit Holder has agreed to, execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements set forth below and for other good and valuable consideration, the receipt, sufficiency, and adequacy of which are hereby acknowledged, the Parties hereto, intending to be legally bound, do hereby agree as follows:

1. Definitions. For purposes of this Agreement, capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms in all of their tenses, cases, and correlative forms shall have the meanings assigned to them in this Section 1.

(a) “Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such rule (in each case, irrespective of whether or not such rule is actually applicable in such circumstance). For the avoidance of doubt, “Beneficially Own” and “Beneficial Ownership” shall also include record ownership of securities.

(b) “Beneficial Owner” shall mean the Person who Beneficially Owns the referenced securities.

2. Representations of Unit Holder. Unit Holder represents and warrants to Parent that:

(a) Ownership of Interests. Unit Holder: (i) is the Beneficial Owner of all of the Original Interests free and clear of all Encumbrances, other than those created by this Agreement, those created by the Lock-Up Agreement, those provided in the limited liability company operating agreement of the Company, or those pursuant to federal or state securities law; and (ii) has the sole voting power over all of the Original Interests. Except pursuant to this Agreement, the Lock-Up Agreement and the Company’s limited liability company operating agreement, there are no options, warrants, or other rights, agreements, arrangements, or commitments of any character to which Unit Holder is a party relating to the pledge, disposition, or voting of any of the Original Interests and there are no voting trusts or voting agreements with respect to the Original Interests.

(b) Disclosure of All Interests Owned. Unit Holder does not Beneficially Own any Company Interests other than: (i) the Original Interests; and (ii) any options, warrants, or other rights to acquire any additional Company Interests or any security exercisable for or convertible into Company Interests, set forth on the signature page of this Agreement (collectively, “Options”).

(c) Power and Authority; Binding Agreement. Unit Holder has full power and authority and, if Unit Holder is an individual, legal capacity to enter into, execute, and deliver this Agreement and to perform fully Unit Holder’s obligations hereunder (including the proxy described in Section 3(b) below)). This Agreement has been duly and validly executed and delivered by Unit Holder and constitutes the legal, valid, and binding obligation of Unit Holder, enforceable against Unit Holder in accordance with its terms.

(d) No Conflict. None of the execution and delivery of this Agreement by Unit Holder, the consummation by Unit Holder of the transactions contemplated hereby, or compliance by Unit Holder with any of the provisions hereof will conflict with or result in a breach, or constitute a default (with or without notice of lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease, or other agreement, instrument or Legal Requirement applicable to Unit Holder or to Unit Holder’s property or assets except as would not materially impair or materially adversely affect the ability of Unit Holder to perform Unit Holder’s obligations hereunder or to consummate the transactions contemplated by this Agreement on a timely basis.

(e) No Consents. No Consent of, or registration, declaration, or filing with, any Governmental Body or any other Person on the part of Unit Holder is required in connection with the valid execution and delivery of this Agreement. If the Unit Holder is an individual, no consent of Unit Holder’s spouse is necessary under any “community property” or other laws in order for Unit Holder to enter into and perform its obligations under this Agreement.

(f) No Litigation. There is no action, suit, investigation, or proceeding (whether judicial, arbitral, administrative, or other) (each an “Action”) pending against, or, to the knowledge of Unit Holder, threatened against or affecting, Unit Holder that would reasonably be expected to materially impair or materially adversely affect the ability of Unit Holder to perform Unit Holder’s obligations hereunder or to consummate the transactions contemplated by this Agreement on a timely basis.

3. Agreement to Vote Interests; Irrevocable Proxy; Documentation and Information.

(a) Agreement to Vote and Approve. Unit Holder agrees during the term of this Agreement, at any annual or special meeting of the Company called with respect to the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent or consents of the Company members with respect to any of the following matters, to vote or cause the holder of record to vote the Interests: (i) in favor of (1) the Merger Agreement, the Merger, the Company Stockholder Matters and the other transactions contemplated by the Merger Agreement, and (2) any proposal to adjourn or postpone such meeting of members of the Company to a later date if there are not sufficient votes to approve the Merger; and (ii) against (1) any Acquisition Proposal with respect to Company, Acquisition Agreement executed or entered into by, or with respect to, Company, or any of the transactions contemplated thereby, and (2) any action, proposal, transaction, or agreement that would reasonably be expected to materially impede, interfere with, delay, discourage, adversely affect, or inhibit the timely consummation of the Merger or the fulfillment of Parent’s, the Company’s, or Merger Sub’s conditions under the Merger Agreement.

(b) Irrevocable Proxy.

(i) Unit Holder hereby appoints Parent and any designee of Parent, and each of them individually, until the Expiration Time (at which time this proxy shall automatically be revoked), its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of this Agreement with respect to the Interests in accordance with Section 3(a). This proxy and power of attorney is given to secure the performance of the duties of Unit Holder under this Agreement. Unit Holder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by Unit Holder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy, and shall revoke any and all prior proxies granted by Unit Holder with respect to the Interests. If the Unit Holder is an individual, the power of attorney granted by Unit Holder herein is a durable power of attorney and shall survive the bankruptcy, death, or incapacity of Unit Holder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

(ii) The Company agrees that to the extent any previous proxy granted in favor of the Company is not revoked pursuant to the terms of Section 3(b)(i) and solely to the extent such previous proxy is applicable to the matters set forth herein, the Company shall, at any annual or special meeting of the Company called with respect to the matters specified in Section 3(a), and at every adjournment or postponement thereof, and on every action or approval by written consent or consents of the Company members with respect to any of the matters specified in Section 3(a), vote or cause the holder of record to vote the Interests in accordance with the provisions of Section 3(a).

(c) Documentation and Information. Unit Holder hereby permits and authorizes each of Parent and the Company to publish and disclose in all documents and schedules filed with the Securities and Exchange Commission, and any other disclosure document that Parent or the Company reasonably determines to be required by applicable law in connection with the Merger and any transactions contemplated by the Merger Agreement, the Unit Holder’s identity and ownership of the Interests and the nature of the Unit Holder’s commitments and obligations under this Agreement; provided that each of Parent or the Company, as the case may be, shall afford the Unit Holder reasonable advanced notice to review and comment on such disclosure. The Company is an intended third-party beneficiary of this Section 3(c).

4. No Voting Trusts or Other Arrangement. Unit Holder agrees that during the term of this Agreement Unit Holder will not, and will not permit any entity under Unit Holder’s control to, deposit any of the Interests in a voting trust, grant any proxies with respect to the Interests, or subject any of the Interests to any arrangement with respect to the voting of the Interests other than agreements entered into with Parent.

5. Transfer and Encumbrance. Unit Holder agrees that during the term of this Agreement, Unit Holder will not, directly or indirectly, transfer, sell, offer, exchange, assign, pledge, convey any legal or Beneficial Ownership interest in or otherwise dispose of (by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition (if the Unit Holder is an individual), by operation of law, or otherwise), or encumber (“Transfer”) any of the Interests or enter into any contract, option, or other agreement with respect to, or consent to, a Transfer of, any of the Interests or Unit Holder’s voting or economic interest therein. Any attempted Transfer of Interests or any interest therein in violation of this Section 5 shall be null and void. This Section 5 shall not prohibit a Transfer of the Interests by Unit Holder (i) if Unit Holder is an individual, to any member of Unit Holder’s immediate family, or to a trust for the benefit of Unit Holder or any member of Unit Holder’s immediate family, or upon the death of Unit Holder or (ii) if Unit Holder is not an individual, to an Affiliate of Unit Holder; provided, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement. Notwithstanding the foregoing, this Section 5 shall not prohibit a Transfer of the interests by Unit Holder if the Unit Holder is permitted to make such a Transfer pursuant to the Lock-Up Agreement.

6. Additional Interests. Unit Holder agrees that all Company Interests that Unit Holder purchases, acquires the right to vote, or otherwise acquires Beneficial Ownership of after the execution of this Agreement and prior to the Expiration Time shall be subject to the terms and conditions of this Agreement and shall constitute Interests for all purposes of this Agreement. In the event of any split of Company Interests, dividend of Company Interests, merger, reorganization, recapitalization, reclassification, combination, exchange of Interests, or the like of the membership interests of the Company affecting the Interests, the terms of this Agreement shall apply to the resulting securities and such resulting securities shall be deemed to be “Interests” for all purposes of this Agreement.

7. Waiver of Certain Other Actions. Unit Holder hereby agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any Action, derivative or otherwise, against the Parent, the Company, or any of their respective Subsidiaries or successors: (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Closing); or (b) to the fullest extent permitted under law, alleging a breach of any duty of the Board of Directors of the Company or the Parent in connection with the Merger Agreement, this Agreement, or the transactions contemplated thereby or hereby.

8. Termination. This Agreement shall terminate upon the earliest to occur of (the “Expiration Time”): (a) the Effective Time; (b) the date on which the Merger Agreement is terminated in accordance with its terms; and (c) the termination of this Agreement by mutual written consent of the Parties. Nothing in this Section 8 shall relieve or otherwise limit the liability of any Party for any intentional breach of this Agreement prior to such termination.

9. No Solicitation. Subject to Section 10, Unit Holder shall not, and (to the extent applicable) shall cause its Subsidiaries not to, and (to the extent applicable) shall use commercially reasonable efforts to cause its Representatives not to, directly or indirectly: (a) solicit, initiate, respond to or take any action to facilitate or encourage any inquiries or the communication, making, submission or announcement of any Acquisition Proposal or take any action that could reasonably be expected to lead to an Acquisition Proposal; (b) enter into or participate in any discussions or negotiations with any Person with respect to any Acquisition Proposal; (c) furnish any information regarding such Party to any Person in connection with, in response to, relating to or for the purpose of assisting with or facilitating an Acquisition Proposal; (d) enter into an Acquisition Agreement relating to the Company; (e) solicit proxies with respect to an Acquisition Proposal with respect to Company (other than the Merger and the Merger Agreement) or otherwise encourage or assist any Person in taking or planning any action that would reasonably be expected to compete with, restrain, or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement; or (e) initiate a members’ vote or action by written consent of the Company’s members with respect to an Acquisition Proposal with respect to Company.

10. No Agreement as Manager or Officer. Unit Holder makes no agreement or understanding in this Agreement in Unit Holder’s capacity as a manager or officer of the Company or any of its subsidiaries (if Unit Holder holds such office), and nothing in this Agreement: (a) will limit or affect any actions or omissions taken by Unit Holder in Unit Holder’s capacity as such a manager or officer, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement; or (b) will be construed to prohibit, limit, or restrict Unit Holder from exercising Unit Holder’s fiduciary duties as an officer or manager to the Company or its members.

11. Further Assurances. Unit Holder agrees, from time to time, at the reasonable request of Parent and without further consideration, to execute and deliver such additional documents and take all such further action as may be reasonably required to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

12. Stop Transfer Instructions. At all times commencing with the execution and delivery of this Agreement and continuing until the Expiration Time, in furtherance of this Agreement, Unit Holder hereby authorizes the Company or its counsel to notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Interests (and that this Agreement places limits on the voting and transfer of the Interests), subject to the provisions hereof and provided that any such stop transfer order and notice will immediately be withdrawn and terminated by the Company following the Expiration Time.

13. Specific Performance. Each Party hereto acknowledges that it will be impossible to measure in money the damage to the other Party if a Party hereto fails to comply with any of the obligations imposed by this Agreement, that every such obligation is material and that, in the event of any such failure, the other Party will not have an adequate remedy at law or damages. Accordingly, each Party hereto agrees that injunctive relief or other equitable remedy, in addition to remedies at law or damages, is the appropriate remedy for any such failure and will not oppose the seeking of such relief on the basis that the other Party has an adequate remedy at law. Each Party hereto agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with the other Party’s seeking or obtaining such equitable relief.

14. Entire Agreement. This Agreement, together with the Lock-Up Agreement supersedes all prior agreements, written or oral, between the Parties hereto with respect to the subject matter hereof and contains the entire agreement between the Parties with respect to the subject matter hereof. This Agreement may not be amended or supplemented, and no provisions hereof may be modified or waived, except by an instrument in writing signed by both of the Parties hereto. No waiver of any provisions hereof by either Party shall be deemed a waiver of any other provisions hereof by such Party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such Party.

15. Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); or (c) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. For convenience, the transmittal of communications sent pursuant to this Section 15 may be supplemented via email delivery of such communication; provided, however, such email delivery shall not constitute notice under this Agreement. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 15):

If to Parent:

Flex Pharma, Inc.

31 St. James Avenue, 6th floor

Boston, MA 02116

Attention: Chief Executive Officer

Fax: None

Email: wmcvicar@flex-pharma.com

If to Unit Holder, to the address or facsimile number set forth for Unit Holder on the signature page hereof.

16. Miscellaneous.

(a) Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware.

(b) Submission to Jurisdiction. Each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns shall be brought and determined exclusively in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction over such action or proceeding, in another state court located within the State of Delaware or, if no state court located within the State of Delaware has jurisdiction over such action or proceeding, in the federal district court for the District of Delaware). Each of the Parties hereto agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 15 or in such other manner as may be permitted by applicable laws, will be valid and sufficient service thereof. Each of the Parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim, or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder: (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 16(b); (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment, or otherwise); and (iii) to the fullest extent permitted by the applicable law, any claim that (x) the suit, action, or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action, or proceeding is improper, or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION; (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 16(c).

(d) Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

(e) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

(f) Section Headings. All section headings herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

(g) Assignment. Neither Party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party hereto. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective permitted successors and assigns. Any assignment contrary to the provisions of this Section 16(g) shall be null and void.

(h) No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties and their respective successors and permitted assigns any legal or equitable right, benefit, or remedy of any nature under or by reason of this Agreement.

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IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Agreement as of the date first written above.

FLEX PHARMA, INC.

By:	/s/ William K. McVicar
Name:	William K. McVicar
Title:	President and Chief Executive Officer

IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Agreement as of the date first written above.

SALARIUS PHARMACEUTICALS, LLC

By:	/s/ David J. Arthur
Name:	David J. Arthur
Title:	Chief Executive Officer

IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Agreement as of the date first written above.

DAVID J. ARTHUR

By:	/s/ David J. Arthur
Name:	David J. Arthur
Address:

Fax:
Email:	darthur@salariuspharma.com

Interests Beneficially Owned as of the date of this Agreement:

Interests
Common Units	0
Profits Interest Common Units	871.25
Series A Preferred Units	0

SCHEDULE

Omitted Voting Agreements

	Interests
Name of Unit Holder	Common Units	Profits Interest Common Units	Series A Preferred Units
Scott Jordan	0	240	0
Jonathan P. Northrup	709	1,872	30
Sunil Sharma	696	1,873	52